Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 5, 2009

Via EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Wendy’s/Arby’s Restaurants, LLC Amendment No. 3

Registration Statement on Form S-4 (File No. 333-161613)

Ladies and Gentlemen:

On behalf of Wendy’s/Arby’s Restaurants, LLC, a Delaware limited liability company (the “Company”), and certain subsidiaries of the Company named as guarantors in the Registration Statement referenced above (the “Guarantors”), we submit in electronic form for filing the accompanying Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) of the Company and the Guarantors, together with Exhibits, marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2009.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Amanda Ravitz, dated November 3, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff:

General

1.

To the extent there are still qualifications on the ability of investors to rely upon these legal opinions, please delete such qualifications. We note, for example, the second sentence of the last full paragraph of Exhibit 5.2, the first full sentence and the last five words of the final paragraph of Exhibit 5.3, the first full sentence of the second to last paragraph of Exhibit 5.4, the first full sentence of the last full paragraph of Exhibits 5.6 and 5.7, the

Wendy’s/Arby’s Restaurants, LLC

last full paragraph of Exhibit 5.8 and 5.9 and the last sentence of Exhibits 5.10 and 5.13. Please revise the opinions to eliminate the referenced language as in all cases the language seeks to limit reliance.

Response to Comment 1

Counsel has revised each of the opinions in Exhibits 5.2, 5.3, 5.4, 5.6, 5.7, 5.8 and 5.9 in response to the Staff’s comment to eliminate the language that seeks to limit reliance on the legal opinions. Counsel has also revised each of the opinions in Exhibits 5.10, 5.11, 5.12 and 5.13 to delete the term “solely” from the sentence regarding reliance upon the opinion by Paul, Weiss, Rifkind, Wharton & Garrison LLP in response to the Staff’s comment. Each of the referenced opinions have been refiled as exhibits to the Registration Statement.

2.	Please provide updated consents of the independent registered public accountants, as applicable, in any future amendments to your Form S-4 registration statement.

Response to Comment 2

Consents for Deloitte & Touche LLP and PricewaterhouseCoopers LLP have been provided with Amendment No. 3 and filed as exhibits to the Registration Statement.

Exhibit 5.12

3.

Please delete the language “subject to customary qualifications and exclusions” in the first sentence of Section D of the opinion. All qualifications and exclusions should be contained within the body of the opinion.

Response to Comment 3

Counsel has deleted the referenced language in the opinion in response to the Staff’s comment. The opinion has been refiled as Exhibit 5.12 to the Registration Statement.

Exhibit 8.1

4.

Please revise the first sentence of the fourth paragraph of the opinion to change the language so that the opinion is based on the Internal Revenue Code of 1986, as amended, administrative rulings, judicial decisions, Treasury regulations and other applicable authorities as in effect on the date of effectiveness of the registration statement.

Wendy’s/Arby’s Restaurants, LLC

Response to Comment 4

We have revised the first sentence of the fourth paragraph of the opinion in response to the Staff’s comment. The opinion has been refiled as Exhibit 8.1 to the Registration Statement.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	Nils H. Okeson, Esq.
Wendy’s/Arby’s Restaurants, LLC